Form 51 – 102F399.1

Material Change Report

1.	Name and Address of Company

TFI International Inc.

8801 Trans-Canada Hwy

Suite 500

Saint-Laurent, Québec H4S 1Z6

2.	Date of Material Change

January 24, 2021.

3.	News Release

TFI International Inc. (“TFI International”) issued a press release with respect to the material change described below on January 25, 2021 via Globe Newswire.

4.	Summary of Material Change

TFI International signed a definitive agreement to acquire UPS Freight, the less-than-truckload (“LTL”) and dedicated truckload (“TL”) divisions of United Parcel Service, Inc. (NYSE: UPS) (“UPS”), for US $800 million on a cash-free, debt-free basis before working capital and other adjustments.

5.	Full Description of Material Change
5.1.	Full Description of Material Change

TFI International signed a definitive agreement to acquire UPS Freight, the LTL and dedicated TL divisions of UPS, for US $800 million on a cash-free, debt-free basis before working capital and other adjustments. Approximately 90% of the acquired business will operate independently within TFI International’s LTL business segment under its new name “TForce Freight”, while acquired dedicated TL assets will join TFI’s TL business segment. The transaction is subject to usual and customary closing conditions, including regulatory approvals.

Alain Bédard, Chairman, President and Chief Executive Officer of TFI International, commented on the transaction, “We are pleased to announce this highly strategic transaction that will strengthen our service offerings to customers as well as our ongoing relationship with UPS. Our strategy of operating independent business units with a high degree of accountability is well-suited for building on UPS Freight’s strengths and improving margins over time. TForce Freight will continue to serve UPS’ ongoing LTL distribution needs, and UPS will continue to provide freight volumes and other services to TForce Freight after the transaction for a base term of five years. We also look forward to offering expanded strategic network opportunities to UPS in Canada.”

Mr. Bedard continued, “We’re excited by this very attractive opportunity to extend our long-standing record of successful growth through acquisition, which will vault TFI International to one of the largest North American LTL carriers. The assets acquired include a network of 197 facilities (147 of which are owned), and combined with TFI’s Canadian LTL operations, will create what we believe to be North America’s single most comprehensive LTL network, especially as we continue our expansion into Mexico leveraging our existing LTL brokerage operations there.”

“In particular, we see compelling opportunities to improve TForce Freight’s efficiency and productivity and apply our proven business model to drive long-term value creation,” Mr. Bedard concluded.

Financial Highlights

UPS Freight generated approximately US$3 billion in revenue in 2020 and was approximately break-even from an operating income perspective. The transaction is expected to be accretive to diluted EPS in 2021. Going forward, TFI International expects to realize significant near- and long-term opportunities to improve TForce Freight’s operating margin through separate management of LTL and dedicated TL businesses, operating efficiencies and providing superior products to its customers.

The base enterprise value of the transaction is US $800 million on a cash-free, debt-free basis, subject to closing adjustments and customary post-closing true-ups.

UPS will retain responsibility for all pre-closing pension obligations, taxes, and accident and workers’ compensation liability claims and costs. TFI International intends to make targeted investments in the LTL fleet in the first twelve months following the transaction, lowering maintenance costs, improving both efficiency and safety, and enhancing customer service and driver satisfaction.

Timing and Approvals

The transaction has been unanimously approved by the boards of both TFI International and UPS and is expected to close in the second quarter of 2021 subject to customary closing conditions, including regulatory approvals.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. Mr. Bédard can be reached at (647) 729 4079.

9.	Date of Report

February 3, 2021.